FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the months of July and August 2005

Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes____                  No__X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibits 2 and 3 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS
This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1 Press Release: VIBO Selects TTI Telecom's 3G Solution for End-to-End Service Assurance Contract Worth Approximately $4 Million, dated July 25, 2005.

2 Press Release: TTI Telecom Reports Second Quarter 2005 Financial Results, dated August 10, 2005.

3        Restated First Quarter 2005 Statements of Operations.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TTI Team Telecom International Ltd.

Date: August 11, 2005          By:  /s/ Israel Eli Ofer
                                    -------------------------
                                    Israel (Eli) Ofer
                                    Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit           Description
Number            of Exhibit

1. Press Release: VIBO Selects TTI Telecom's 3G Solution for End-to-End Service Assurance in Contract Worth
                  Approximately $4 Million, dated July 25, 2005.

2. TTI Telecom Reports Second Quarter 2005 Financial Results, dated August 10, 2005.

3.               Restated First Quarter 2005 Statements of Operations.

                                    EXHIBIT 1




Corporate Contact:


       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com


                     VIBO SELECTS TTI TELECOM'S 3G SOLUTION
                  FOR END-TO-END SERVICE ASSURANCE IN CONTRACT
                         WORTH APPROXIMATELY $4 MILLION

Hoboken, New Jersey - July 25, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) to communications service providers, today announced that it has been awarded a contract valued at approximately $4 million from VIBO Telecom Inc. (`VIBO'), a Taiwan-based greenfield 3G/UMTS service operator.

TTI Telecom will implement its Netrac Mobile Solution, which includes its fault and performance applications, FaM and PMM, and Correlator+ TRS (Topology-based Reasoning System), its advanced, root cause analysis application. Once completed, the service assurance solution will ensure that all network components critical to the delivery of VIBO's revenue-generating services are monitored and delivered within QoS expectations. Correlator+ TRS will also ensure that the root-cause of service-impacting issues are identified quickly, resulting in lower time-to-restoration of the services impacted and minimized revenue leakage.

"This contract award is indicative of the strong sales momentum we have gained since initiating our restructuring efforts, which in turn is fueling the turnaround in the Company's financial performance," stated Meir Lipshes, chairman and CEO of TTI Telecom. "VIBO adds to our growing list of next-generation wireless customers and should prove to be an excellent reference with which to further penetrate the global 3G/UMTS market."


About Correlator+ TRS
Correlator+ TRS is a breakthrough root-cause analysis system designed to locate and identify problems that can only be traced using network-wide topology data. It performs root-cause analysis using topology discovery and patent-pending reasoning technology, thus significantly reducing the volume of alarms controllers must manage, and enabling much faster fault identification. Correlator+ TRS lowers operating costs by enabling the NOC to function more efficiently and significantly reduces mean-time-to-repair (MTTR) of failures, resulting in improved customer satisfaction.


About VIBO Telecom
VIBO was founded in 1999 as Taiwan 3G UMTS service operator and plans to launch 3G network across Taiwan in Q4, 2005. VIBO's 3G network will provide advanced broadband capabilities and 3G multi-media services to the wireless subscribers of Taiwan. The current total issued share capital of VIBO is NT 10 billion. Kinpo Electronics and Compal Electronics are the major shareholders and other shareholders include Taiwan Fertilizes Co., China Development Industrial Bank and Chiao Tung Bank. VIBO's overall goal is to bring innovative and diversified 3G mobile multimedia service into every customer's life.

About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

                                    EXHIBIT 2




Corporate Contacts:


            Meir Lipshes                      Sanjay Hurry
            Chairman, Board of Directors      Investor Relations Officer
            TTI Telecom Ltd.                  TTI Telecom Ltd.
            T: +1.972.3.922.1262              T: +1.201.795.3883
            F: +1.972.3.922.1249              F: +1.201.795.3920
            meirl@tti-telecom.com             sanjay@tti-telecom.com


                     TTI TELECOM REPORTS SECOND QUARTER 2005
                                FINANCIAL RESULTS
- Results Slightly Ahead of July '05 Pre-Announcement As Turnaround Progresses -

Petach Tikva, Israel - August 10, 2005 - TTI Telecom International Ltd. (NASDAQ:
TTIL), ("the Company'), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced results for the second quarter ended June 30, 2005.

Total revenues for the second quarter were $10.2 million, an approximate 12% sequential increase, compared to $9.3 million for the second quarter of 2004. Operating loss for the quarter was $2.3 million, a 54% reduction sequentially, compared to an operating loss of $6.6 million for the same quarter last year. Net loss for the second quarter was $2.3 million, or $0.20 per diluted share, versus a loss of $6.5 million, or $0.55 per diluted share, in the same period a year before. The Company maintains no debt and ended the quarter with approximately $31.9 million in cash and liquid investments, or $2.69 per diluted share.

The Company also announced that it has retroactively recognized a one-time, $2.0 million, non-cash charge as a deemed dividend to preferred shareholders associated with its preferred share offering completed on January 5, 2005. As a result, Q1 basic and diluted EPS are both revised to $(0.58) from $(0.41). The charge has no impact on the Company's Q1 net loss and Q2 financial results.

Total revenues for the six months ended June 30, 2005 were $19.3 million versus $20.7 million for the same period last year. Operating loss for the six months was $7.4 million compared to loss of $12.4 million for the same period of 2004. Net loss for the six months was $7.2 million, or $0.78 per diluted share, versus a net loss of $12.1 million, or $1.02 per diluted share, last year. Net loss per share for the six month of 2005 includes the deemed dividend associated with the Beneficial Conversion of Preferred Shares.

Investor note: TTI Telecom has elected to publish a Statement of Cash Flows and a Statement of Changes in Shareholders' Equity on a quarterly basis starting with this earnings announcement.

Second Quarter FY2005 Highlights:
o Added VIBO Telecom, a 3G wireless provider in Taiwan, to customer base in a contract worth approximately $4 million

o Generated follow-on orders from tier-1 carriers across all geographies. Follow-on orders highlight the Company's continued success in leveraging its installed base and speaks to the confidence customers continue to have in the Company, post-restructuring

o Closed $14.6 million in bookings, or new business, in the quarter. To date in 2005, the Company has secured $28.6 million in new orders

"Our performance this quarter was driven by the continued execution of our turnaround plan," stated Meir Lipshes, chairman and CEO of TTI Telecom. "Operating expenses were reduced by 15% sequentially while revenue growth and strong bookings were driven by the addition of several new customers and follow-on orders from our installed base.

"The turnaround in our business is well underway," concluded Lipshes. "Revenue and bookings momentum remain strong, as evidenced by the sequential growth in revenues coupled with a 40% increase in backlog since January 1st to $28 million. Operating expenses, which have declined substantially on a sequential basis as a result of the creation of a flatter and more business-focused organization, should see further declines as the full financial effect of these actions impact our results. We completed a preferred share offering to strengthen our balance sheet and ensure our ability to service customers and execute on our growth plans. Taken together, these successes serve as an excellent platform from which to pursue our goals for the second half of 2005."

2Q05 Earnings Conference Call Information

A conference call has been scheduled for today at 9:00am ET in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on August 17, 2005. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "23241598". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. Offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                              - tables to follow -



                         TTI TELECOM INTERNATIONAL LTD.

                               STATEMENT OF INCOME
              (in thousands of U.S. dollars, except per share data)

                                                       Three Months Ended                           Six Months Ended
                                                            June 30,                                    June 30,
                                              -----------------    -----------------       ---------------    ----------------
                                                    2005                 2004                   2005               2004
                                              -----------------    -----------------       ---------------    ----------------
Revenues

  Product                                               $5,413               $4,654               $10,501             $12,801
  Services                                               4,805                4,612                 8,810               7,904
                                              -----------------    -----------------       ---------------    ----------------
Total revenues                                          10,218                9,266                19,311              20,705
                                              -----------------    -----------------       ---------------    ----------------

Cost of revenues:
  Product                                                3,201                3,735                 6,725               9,856
  Services                                               2,340                2,687                 4,690               4,464
                                              -----------------    -----------------                          ----------------
                                                                                           ---------------
Total cost of revenues                                   5,541                6,422                11,415              14,320
                                              -----------------    -----------------       ---------------    ----------------

Gross profit:                                            4,677                2,844                 7,896               6,385
                                              -----------------    -----------------       ---------------    ----------------
                                              -----------------    -----------------       ---------------    ----------------

Operating expenses:
  Research & development, net                            2,528                2,819                 4,670               5,999
  Sales and marketing                                    2,857                4,984                 7,425               9,535
  General and administrative                             1,636                1,686                 3,218               3,251
                                              -----------------    -----------------       ---------------    ----------------
Total operating expenses                                 7,021                9,489                15,313              18,785

Operating loss                                         (2,344)              (6,645)               (7,417)            (12,400)
Financial income, net                                       34                  146                   197                 346
                                              -----------------    -----------------       ---------------    ----------------

Loss before taxes                                      (2,310)              (6,499)               (7,220)            (12,054)
Taxes                                                       19                   34                    27                  58
                                              -----------------    -----------------       ---------------    ----------------
                                              -----------------    -----------------       ---------------    ----------------
Net loss                                               (2,329)              (6,533)              $(7,247)           $(12,112)
                                              -----------------    -----------------       ---------------    ----------------
                                              -----------------    -----------------       ---------------    ----------------
Deemed dividend associated with Beneficial                   0                    0               (1,981)                   0
Conversion of Preferred Shares (*)

Net loss attributed to Ordinary shares                $(2,329)             $(6,533)              $(9,228)           $(12,112)
                                              =================    =================       ===============    ================
                                              =================    =================       ===============    ================

Net loss attributed to Ordinary shareholders
- basic and diluted                                    $(0.20)              $(0.55)               $(0.78)             $(1.02)
                                              =================    =================       ===============    ================

Weighted average number of shares used for
computing basic and diluted net loss per
share to ordinary shareholders                      11,872,941           11,872,052            11,872,941          11,872,052
                                              =================    =================       ===============    ================


(*) The Company has amended its basic and diluted EPS for the first quarter of 2005 to reflect the recognition of a $2 million non-cash charge as a deemed dividend to preferred shareholders associated with the beneficial conversion feature of preferred shares issued in the quarter. The charge has no effect on the Company's net loss for the quarter, however, its impact requires the revision of basic and diluted EPS to $(0.58) from the $(0.41) published in its Q1 2005 press release dated May 24, 2005. The beneficial conversion feature was calculated in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments".

                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET
                         (in thousands of U.S. dollars)
                                                                            June 30,               December 31, 2004
                                                                        -----------------
                                                                              2005
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------
ASSETS
========================================================================
CURRENT ASSETS:

Cash and cash equivalents                                                         $11,347                      $5,472
Short term bank deposits                                                            1,647                       4,426
Marketable securities                                                              17,696                      10,572
Trade receivables, net                                                              4,767                       6,755
Unbilled receivables                                                                1,185                       1,491
Related parties                                                                         0                         150
Prepaid expenses and other accounts receivable                                      2,744                       3,265
                                                                        ------------------         -------------------

Total current assets                                                               39,386                      32,131
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                  1,209                         923
Investment in affiliate                                                               165                         165
Severance pay fund                                                                  3,105                       3,855
Long-term receivables                                                               3,037                       3,268
                                                                        ------------------         -------------------

Total long-term investments                                                         7,516                       8,211
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                               22,438                      22,584
Less - accumulated depreciation                                                    17,152                      16,710
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------
Property and equipment, net                                                         5,286                       5,874
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------

OTHER INTANGIBLE ASSETS, NET                                                          229                         281
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------

Total assets                                                                      $52,417                     $46,497
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank debt                                                                   $0                        $967
Trade payables                                                                      3,421                       3,545
Related parties                                                                        63                           0
Deferred revenues                                                                   6,955                       4,642
Other accounts payable and accrued expenses                                         5,899                       6,171
                                                                        ------------------         -------------------
Total current liabilities                                                          16,338                      15,325
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                               3,738                       4,879
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital:
  Ordinary shares                                                                   1,794                       1,794
  Preferred shares                                                                    754                           0
Additional paid-in capital                                                         73,446                      58,881
Accumulated other comprehensive loss                                                (269)                       (226)
Retained earnings (Accumulated deficit)                                          (43,384)                    (34,156)
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------
Total shareholders' equity                                                         32,341                      26,293
                                                                        ------------------         -------------------

Total liabilities and shareholders' equity                                        $52,417                     $46,497
                                                                        ==================         ===================



                         TTI TELECOM INTERNATIONAL LTD.
------------------------------------------------------------------------------------------------------------------------------------
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (in thousands of U.S. dollars, except share data)




                                 Ordinary shares   Preferred shares         Accumulated                              Total
                              Number      Share    number  Share   Additional other         Accumulated comprehensive shareholders'
                              of          capital  of      capital paid in    comprehensive deficit     loss          equity
                              Shares               shares          capital    loss



Balance as of
January 1, 2004               11,872,052   $1,794   -  $        -      $ 58,871   $ (214)     $(4,662)                    $ 55,789

Exercise of stock options            889   *   -    -           -           10      -            -                              10
Comprehensive loss:
Other comprehensive loss -
unrealized losses
on available-for-sale
marketable securities, net            -        -    -           -          -        (12)         -             $    (12)       (12)
Net loss                              -        -    -           -          -          -      (29,494)           (29,494)   (29,494)
                              ------------ ------- ----      -----      -------    -----      ------             ------    --------

Total comprehensive loss                                                                                      $ (29,506)
                                                                                                                =========

Balance as of December
31, 2004                     11,872,941     1,794   -           -       58,881      (226)    (34,156)                       26,293



Issuance of Preferred
A convertible shares
and warrants, net                      -       -   6,636,391  754       12,584                                              13,338
Deemed dividend associated
with Beneficial Conversion
of Preferred A shares                  -       -    -          -         1,981        -       (1,981)                           -

Comprehensive loss:
Other comprehensive loss
- unrealized losses on
available-for-sale
marketable securities, net             -       -    -          -          -          (43)        -               $ (43)       (43)
   Net loss                            -       -    -          -          -           -       (7,247)           (7,247)    (7,247)

                              ------------ ------- ----    -----       -------     -----       ------             ------     -------
Total comprehensive loss                                                                                     $ (7,290)
                                                                                                               ========


Balance as of June 30, 2005    11,872,941 $ 1,794  6,636,391  $ 754    $73,446   $ (269)   $ (43,384)                    $ 32,341
                               ============ =====  ========    ====    =======     =====      ========                      ========


Balance as of
January 1, 2004                11,872,052 $ 1,794  -  $         -     $ 58,871   $ (214)  $  (4,662)                     $ 55,789

Comprehensive loss:                                                                                -
Other comprehensive loss
- unrealized losses on
available-for-sale
marketable securities, net           -         -      -         -        -        (599)         -               (599)        (599)
Net loss                             -         -      -         -        -          -      (12,112)          (12,112)     (12,112)
                               ------------ -----  --------   ----     -------    -----     --------         -------       --------
Total comprehensive loss                                                                                   $ (12,711)

Balance as of
June 30, 2004                  11,872,052 $ 1,794     -  $      -   $ 58,871    $ (813)  $ (16,774)                      $ 43,078
                               ============ =====  ========   ===      =======   ======     =======          ========    =========
* Less than $1.




                         TTI TELECOM INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                                        Six months ended               Year ended
                                                                                            June 30,                 December 31,

                                                                               ----------------- -- --------------    --------------
                                                                                     2005              2004                2004

 Cash flows from operating activities:


 Net loss                                                                      $     (7,247)        $    (12,112)      $ (29,494)
 Adjustments required to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                       1,147                2,391          3,530
   Impairment of capitalized software development costs                                    -                    -          3,597
   Gain from sale of property and equipment                                              (66)                   -             (5)
   Realized gain on available-for-sale marketable securities                             (63)                (211)          (271)
   Amortization of premium and accretion of accrued interest on
     available-for-sale marketable securities                                            (51)                 114            184
   Accrued interest on short-term bank deposits                                            -                   15             36
   Severance pay, net                                                                   (391)                (159)          (199)
   Deferred tax assets, net                                                                -                   43          1,647
   Decrease (increase) in trade receivables                                            1,988                 (146)         3,983
   Decrease in unbilled receivables                                                      306                2,143          5,099
   Decrease (increase) in other accounts receivable and prepaid expenses                 521                 (128)          (327)
   Decrease (increase) in long-term trade and unbilled receivables                       231                  (32)          (230)
   Increase (decrease) in trade payables                                                (124)              (1,093)        (1,043)
   Increase (decrease) in related parties                                                213                 (639)        (1,326)
   Increase in deferred revenues                                                       2,313                1,542          1,051
   Increase (decrease) in other accounts payable and accrued expenses                   (272)                (310)             7

                                                                               -----------------    --------------    --------------

 Net cash used in operating activities                                                 (1,495)              (8,582)      (13,761)
                                                                               -----------------    --------------    --------------


 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                  (1,508)              (1,564)       (2,801)
 Proceeds from short-term bank deposits                                                 1,634                1,530         2,754
 Investment in available-for-sale marketable securities                               (16,400)              (1,096)       (1,096)
 Proceeds from sale and redemption of available-for-sale marketable
   securities                                                                          11,714                4,285         6,366
 Purchase of property and equipment                                                      (607)                (730)         (925)
 Proceeds from sale of property and equipment                                             166                    -            67
                                                                               -----------------    --------------    --------------


 Net cash provided by (used in) investing activities                                   (5,001)               2,425         4,365
                                                                               -----------------    --------------    --------------



                         TTI TELECOM INTERNATIONAL LTD.
------------------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                                       Six months ended                 Year ended
                                                                                           June 30,                    December 31,
                                                                             -------------------------------------  ----------------

                                                                                    2005                 2004                2004

 Cash flows from financing activities:


 Short-term bank credit                                                                (967)                    -             967
 Proceeds from issuance of preferred A convertible shares and warrants,
   net                                                                               13,338                      -              -
                                                                             -------------------    --------------    --------------

 Net cash provided by financing activities                                           12,371                      -            967

                                                                             -------------------    --------------    --------------

 Decrease (increase) in cash and cash equivalents                                     5,875                 (6,157)        (8,429)
 Cash and cash equivalents at the beginning of the year                               5,472                 13,901         13,901

                                                                             -------------------    --------------    --------------

 Cash and cash equivalents at the end of the period                                  11,347                  7,744       $ 5,472
                                                                             ===================    ==============    ==============



                                    EXHIBIT 3


                      CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                                                              Three months ended              Year ended
                                                                                   March 31,                 December 31,
                                                                        -------------------------------------------------

                                                                             2005             2004               2004
                                                                        --------------   --------------    ----------------
                                                                                   Unaudited                    Audited


Revenues:

   Products                                                         $     5,088      $     8,147       $     21,670
   Services                                                               4,005            3,292             16,128
                                                                        --------------   --------------    ----------------

Total revenues                                                            9,093            11,439            37,798
-----
                                                                        --------------   --------------    ----------------

Cost of revenues:
   Products                                                               3,524            6,121             16,645
   Services                                                               2,350            1,777             9,719
   Impairment of capitalized software development costs                   -                -                 3,597

                                                                        --------------   --------------    ----------------

Total cost of revenues                                                    5,874            7,898             29,961
-----
                                                                        --------------   --------------    ----------------

Gross profit                                                              3,219            3,541             7,837
                                                                        --------------   --------------    ----------------

Operating expenses:
   Research and development, net                                          2,142            3,180             10,744
   Selling and marketing                                                  4,568            4,551             19,220
   General and administrative                                             1,582            1,565             6,586
                                                                        --------------   --------------    ----------------

Total operating expenses                                                  8,292            9,296             36,550
-----
                                                                        --------------   --------------    ----------------

Operating loss                                                            (5,073)          (5,755)           (28,713)
Financial income, net                                                     163              200               1,326
                                                                        --------------   --------------    ----------------

Loss before income taxes                                                  (4,910)          (5,555)           (27,387)
Income taxes                                                                   8               24              2,107
                                                                        --------------   --------------    ----------------

Net loss                                                             $    (4,918)     $    (5,579)      $    (29,494)
Deemed dividend associated with Beneficial Conversion of preferred
   shares                                                                (1,981)          -                 -
                                                                        --------------   --------------    ----------------


                                                                          $                                 $
Net loss attributed to Common shares                                     (6,899)      $    (5,579)          (29,494)

                                                                        ==============   ==============    ================


Net loss attributed to Common shareholders' - basic and
diluted                                                            $      (0.58)     $      (0.47)    $       (2.48)
                                                                        ==============   ==============    ================

   Weighted average number of shares used for computing
   basic and diluted net loss per share                              11,872,941        11,872,052        11,872,941
                                                                     ==============   ==============    ================

